SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for May 25, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

108985 SASCO 2004-10
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 25, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-10

Yield Table - Bond 1A1

Settle as of 05/28/04

Bond Summary - Bond 1A1			
Fixed Coupon:	5.643	Type:	Fixed
Orig Bal:	421,776,000		
Factor:	1.0000000		
Factor Date:	05/25/04	Next Pmt:	06/25/04
Delay:	24	Cusip:	NR

	100 PSA		200 PSA		250 PSA		300 PSA		350 PSA		400 PSA		500 PSA	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
97-10+	6.03	7.10	6.15	5.25	6.21	4.64	6.26	4.16	6.32	3.78	6.37	3.46	6.48	2.97
97-18+	6.00		6.10		6.15		6.20		6.25		6.30		6.40	
97-26+	5.96		6.05		6.10		6.14		6.18		6.23		6.31	
98-02+	5.93		6.00		6.04		6.08		6.12		6.15		6.23	
98-10+	5.89		5.95		5.99		6.02		6.05		6.08		6.14	
98-18+	5.86	7.17	5.91	5.30	5.93	4.69	5.96	4.20	5.98	3.81	6.01	3.49	6.06	3.00
98-26+	5.82		5.86		5.88		5.90		5.92		5.94		5.97	
99-02+	5.79		5.81		5.83		5.84		5.85		5.87		5.89	
99-10+	5.75		5.77		5.77		5.78		5.79		5.79		5.81	
99-18+	5.72		5.72		5.72		5.72		5.72		5.72		5.73	
99-26+	5.68	7.24	5.67	5.36	5.67	4.74	5.66	4.25	5.66	3.85	5.65	3.53	5.64	3.03
Average Life	11.12		7.40		6.28		5.45		4.81		4.31		3.58	
First Pay	06/25/04		06/25/04		06/25/04		06/25/04		06/25/04		06/25/04		06/25/04	
Last Pay	04/25/34		04/25/34		04/25/34		04/25/34		04/25/34		04/25/34		04/25/34	

Tsy BM	3Mo	6Mo	2YR	3Yr	5YR	10YR	30YR	Lib BM	1Yr	2Yr	3Yr	4Yr	5Yr	7Yr	10Yr	12Yr	15Yr	20Yr	30Yr
Yield		1.6200	2.7180		4.0660	4.8340	5.3530	Yield											
Coupon			3.2500		3.5000	5.0000	5.3750												